UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES DISPOSAL OF SEVERAL FERROALLOY ASSETS

Moscow, Russia — August 1, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces signing an agreement for disposal of several ferroalloys assets to Turkey’s Yildirim Group.
According to the agreement, Yildirim Group acquires Mechel OAO’s Voskhod Mining
Plant (Khromtau, Kazakhstan) and Tikhvin Ferroalloy Plant (Tikhvin, Leningrad
Region, Russia) for a total of 425 million US dollars.
The buyer will pay the entire sum to Mechel OAO immediately after the deal’s closure. In order to close the deal, all required approval by Kazakh and Russian regulatory agencies and both sides’ corporate management agencies is due to be obtained.
Société Générale Corporate and Investment Bank, ING Bank and Dechert LLP are
advising Mechel on this transaction.
 “This agreement was signed in line with the strategy on restructuring the group’s assets, earlier approved by our Board of Directors. The funds our company will get from this deal will help the company to deleverage and continue to finance its priority development projects,” Mechel OAO’s Chief Executive
Officer Evgeny Mikhel noted.

Editor’s note:
Tikhvin Ferroalloy Plant – Located in Tikhvin, Leningrad Region, it is a modern enterprise of a capacity to produce up to 120,000 tonnes per annum of high-carbon ferrochrome used to produce stainless steel. As raw material, the plant uses the chrome ore concentrate produced at Voskhod mining plant.
 Voskhod Mining Plant – includes a modern chrome ore mine and a beneficiation plant for further processing of the ore and producing chrome ore concentrate.
Voskhod’s proved and probable reserves total 20 million tonnes of ore according to JORC standards.

Yildirim Group (www.yildirimgroup.com) — a Turkey-based private diversified industrial group comprising enterprises from ten different industries in various countries.

YILDIRIM Group is the owner of ETI KROM INC., Turkey’s largest producer of chrome ore as well as high-quality high-carbon ferrochrome, and of VARGÖN ALLOYS
AB, one of the oldest ferrochrome plants in Sweden. The Group is the world’s largest hard lumpy chrome ore producer as well as the world’s second largest high-quality high-carbon ferrochrome producer.

YILDIRIM GROUP’s primary objective is to continue its growth trends in the chrome ore and ferrochrome markets and to strengthen its position. With this acquisition of the chrome ore assets and the concentration plant will improve
YILDIRIM’s production capacity to a world class level at 2.5Mtpa, with the addition of the TFP to the Group’s existing production plants, Eti Krom in
Turkey and Vargon Alloys AB in Sweden, YILDIRIM GROUP will be one of the main players in high carbon high quality ferrochrome production with a total installed capacity of 520,000ktpa.

YILDIRIM GROUP is a privately held company active in mining, ferroalloys and metallurgical smelting, fertilizer production and trade, port operation and logistics, shipping and shipbuilding, real estate development and private equity investment as 24% of CMA CGM, the world’s third largest container shipping group. The company is also involved in the trading of coal, chartering and technical management of ships, and private equity management. It is the biggest port operator of Turkey; it owns and manages 4 ports on the Sea of Marmara in
Turkey and has 50% ownership in Malta Freeport in Malta.  YILDIRIM GROUP operates mostly in Asia and Europe. It is headquartered in Istanbul, Turkey, and employs globally over 7,000 employees in total, mainly in Turkey.
***
Mechel OAO
Elena Andreyeva
Tel: +7 495 221-88-88
Elena.andreeva01@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: August 1, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO